____________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 1

KINDER MORGAN ENERGY PARTNERS, L.P.
(Name of Issuer)
______________

Common Units
(Title of Class of Securities)
______________

494550 10 6
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
One Allen Center
500 Dallas Street, Suite 1000
Houston, Texas 77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas  77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166
_______________

July 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

__________________

SCHEDULE 13D
CUSIP No.: 494550 10 6
1	Name of Reporting Person Kinder Morgan, Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 8,838,095
8	Shared Voting Power 4,117,640
9	Sole Dispositive Power 8,838,095
10	Shared Dispositive Power 4,117,640
11	Aggregate Amount Beneficially Owned by Reporting Person 12,955,735
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.97%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 hereby amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc. on January 28, 2000, relating to the common units ("Common Units") of Kinder Morgan Energy Partners, L.P. Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. All references to numbers of Common Units give effect to a two-for-one Common Unit split by the Issuer on August 31, 2001.

Item 1.  Security and Issuer

     Item 1 of the Initial Statement is amended and restated in its entirety as follows:

     This Statement on Schedule 13D relates to the Common Units of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), whose principal executive offices are located at One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Item 2.   Identity and Background

     The first paragraph of Item 2 of the Initial Statement is amended and restated in its entirety as follows:

     This Statement is filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"). The Reporting Person is one of the largest energy storage and transportation companies in the United States. It owns and operates Natural Gas Pipeline Company of America, a major interstate natural gas pipeline system. It also owns and operates a retail natural gas distribution business in Colorado, Nebraska and Wyoming, and constructs, operates and, in some cases, owns interests in natural gas-fired electric generation facilities. In addition, the Reporting Person owns the general partner of, and a significant limited partner interest in, the Issuer. The address of the principal business and office of the Reporting Person is One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Initial Statement is supplemented as follows:

     Until July 23, 2002, shares ("Shares") of Kinder Morgan Management, LLC ("KMR") included an exchange feature pursuant to the terms of KMR's limited liability company agreement, to which the Reporting Person was a signatory, whereby Shares could be exchanged for Common Units held by the Reporting Person, subject to the Reporting Person's right to settle any exchange in cash instead of Common Units. From July 2, 2001 until July 23, 2002, holders of Shares delivered 9,670,387 Shares to the Reporting Person for exchange pursuant to the exchange feature in 103 separate exchanges. In accordance with the exchange feature, the Reporting Person delivered 9,668,265 Common Units in exchange for Shares, and settled exchanges of 2,122 Shares in cash for $69,120.61 paid out of its working capital. In the 60 days prior to September 11, 2002, 5,554,592 of such 9,668,265 Common Units were exchanged. On July 23, 2002, by a vote of the shareholders of KMR (excluding the Reporting Person and its affiliates), the exchange feature was eliminated by an amendment to KMR's limited liability company agreement, such that holders of Shares may no longer exchange them for Common Units or cash.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Initial Statement is supplemented as follows:

     As of September 6, 2002, the Reporting Person beneficially owned directly 8,838,095 Common Units, representing 6.8% of the outstanding Common Units based on the number of outstanding Common Units as of the most recent practicable date, and beneficially owned through wholly-owned subsidiaries an additional 4,117,640 Common Units, representing 3.17% of the outstanding Common Units. The Reporting Person had sole voting and dispositive power with respect to the Common Units owned directly, and with respect to the Common Units owned by wholly-owned subsidiaries shared voting and dispositive power with those wholly-owned subsidiaries. Thus, as of September 6, 2002, the Reporting Person had direct and indirect beneficial ownership of 12,955,735 Common Units representing 9.97% of the outstanding Common Units. The persons listed on Appendix A disclaim any beneficial ownership of the Common Units owned by the Reporting Person. The Reporting Person's response in Item 3 is incorporated herein by reference. No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2002	Kinder Morgan, Inc.

	By:	/s/ JOSEPH LISTENGART
Joseph Listengart Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

     Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of the Reporting Person. The principal address of the Reporting Person, the Issuer, Kinder Morgan Management, LLC ("KMR") and Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of the Issuer, and, unless otherwise indicated, the current business address for each individual listed below, is One Allen Center, 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 10, 2002, unless provided otherwise
Richard D. Kinder (1)	Mr. Kinder is the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person, KMGP and KMR.	305,200 (less than 1%)
William V. Morgan	Mr. Morgan is the Vice Chairman of the Board of Directors of the Reporting Person, KMGP and KMR.	4,000 (less than 1%)
Michael C. Morgan	Mr. Morgan is President of the Reporting Person, KMGP and KMR.	6,000 (less than 1%)
William V. Allison (2)	Mr. Allison is Co-President, Natural Gas Pipelines of the Reporting Person, KMGP and KMR.	16,000 (less than 1%)
Edward H. Austin, Jr.

Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is partner and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located at 112 East Pecan, Suite 2800, San Antonio, TX 78205-1531.

20,000 (less than 1%)
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is an independent consultant and active community volunteer based in Kansas City.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 10, 2002, unless provided otherwise
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an independent Financial Consultant and Senior Business Advisor in Denver, CO.	0
David G. Dehaemers, Jr.	Mr. Dehaemers is Vice President, Corporate Development of the Reporting Person, KMGP and KMR.	27,000 (less than 1%)
Ted A. Gardner

Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is Managing Partner of Wachovia Capital Partners and Senior Vice President of Wachovia Corporation. The address of Wachovia Capital Partners and Wachovia Corporation is 301 South College Street, Fifth Floor, Charlotte, NC 28288-0732.

		53,204 (less than 1%)
William J. Hybl

Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located at 10 Lake Circle, Colorado Springs, CO 80906.

		1,000 (less than 1%)
Joseph Listengart (3)	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and KMR.	14,198 (less than 1%)
Deborah Macdonald	Ms. Macdonald is Co-President, Natural Gas Pipelines of the Reporting Person, KMGP and KMR.	0
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, TX.	44,296 (less than 1%)
Fayez Sarofim (4)

Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located at 2907 Two Houston Center, Houston, TX 77010.

6,993,697 (5.38%)
C. Park Shaper	Mr. Shaper is Vice President, Treasurer and Chief Financial Officer of the Reporting Person, KMGP and KMR.	85,000 (less than 1%)

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 10, 2002, unless provided otherwise
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and KMR.	10,000 (less than 1%)
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner and director of the True Companies, which are involved in energy, agriculture and financing, and are located at 895 West River Cross Road, Casper WY 82601.	0

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(1) Includes 7,100 Common Units owned by Mr. Kinder's spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(2) Includes options to purchase 16,000 Common Units currently exercisable or exercisable within 60 days of August 10, 2002.

(3) Includes options to purchase 10,000 Common Units currently exercisable or exercisable within 60 days of August 10, 2002.

(4) Information presented in this table is from the Schedule 13G filed by Fayez Sarofim & Co. and Fayez Sarofim on February 15, 2002. Includes 0 Common Units over which Fayez Sarofim & Co. has sole voting power, 4,103,830 Common Units over which Fayez Sarofim & Co. has shared voting power, 0 Common Units over which Fayez Sarofim & Co. has sole investment power and 4,989,697 Common Units over which Fayez Sarofim & Co. has shared investment power. Includes 2,000,000 Common Units over which Mr. Sarofim has sole voting and investment power, 4,107,830 Common Units over which Mr. Sarofim has shared voting power and 4,993,697 Common Units over which Mr. Sarofim has shared investment power.